ADOMANI , INC.
1181 Cadillac Court
Milpitas, California  95035
(650) 303-0685

June 29, 2016

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	ADOMANI, Inc.
Form S-1 Registration Statement
Registration No. 333-200153

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, (the "Act") ADOMANI, Inc. (the "Company") hereby requests that its Form S-1 Registration Statement filed with the SEC on November 12, 2014 be withdrawn.

The Form S-1 Registration Statement is being withdrawn because the Company has engaged an SEC registered broker-dealer to offer and sell securities pursuant to the exemption from registration contained in Regulation A of the Act and the Company intends to file a Form 1-A in connection therewith.

The Company confirms that no securities have been offered, sold or issued by it in connection with the proposed public offering.

Yours truly,

ADOMANI, INC.

BY:	MICHAEL K. MENEREY
Michael K. Menerey, Chief Financial Officer

JR: jtl

cc:	The Law Office of Conrad C. Lysiak, P.S.